July 9, 2012

Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

RE:	Honeywell International Inc.
Form 10-K for the year ended December 31, 2011
File No. 001-08974

Dear Mr. Shenk:

This letter provides Honeywell International Inc.’s (“Honeywell” or the “Company”) response to your letter dated July 5, 2012, setting forth the Staff’s comments on the above referenced Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K: For the fiscal year ended December 31, 2011

Cybersecurity incidents could disrupt business operations, page 12

1. Staff’s Comment: In response to our prior comment 1, you state that the types of cybersecurity threats and incidents that you have experienced fall within the range of threats identified in your cybersecurity risk factor on page 12 of your Form 10-K. Beginning with your next Form 10-Q, please expand your risk factor to simply state this fact.

Our Response: We will expand our cybersecurity risk factor to explicitly state that the types of cybersecurity threats and incidents that we have experienced fall within the range of threats we have identified on page 12 of our Form 10-K for the year ended December 31, 2011. However, we believe that the appropriate timeframe and filing in which to do so is our Form 10-K for the fiscal year ending December 31, 2012, for the reasons set forth below. As we previously noted, none of the cybersecurity threats or incidents experienced have been material to the Company, either individually or in the aggregate, taking into account the factors referenced in CF Disclosure Guidance Topic 2. We note that Item 1A of Part II – Other Information of Form 10-Q requires the inclusion of “any material changes from risk factors as previously disclosed…” (emphasis added). We do not believe the suggested revision represents a “material change” to our existing cybersecurity risk factor which identified the threats most applicable to us, based on the types of threats or incidents actually experienced by us. Inclusion of a standalone revised cybersecurity risk factor in our next 10-Q could leave the impression that either we had experienced material threats or incidents, or that this particular risk factor represents a heightened concern for us, neither of which is accurate. We believe updating the cybersecurity risk factor in the context of all of our risk factors in our Form 10-K for the fiscal year ending December 31, 2012 is a clearer and more accurate approach in this instance.

Management’s Discussion and Analysis, page 23

Critical Accounting Policies, page 47

Sales Recognition on Long-Term Contracts, page 52

2. Staff Comment: We note your response to our prior comment 2 relating to the impacts of changes in estimates on your results. Should aggregate net adjustments become material to segment profit or consolidated operating income in the future, please separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. We believe disclosure on this basis complies with the requirements of ASC 250-10-50-4, ASC 605-35-25-86, and ASC 605-35-50-9 and believe such disclosure will give investors more insight to the estimation process associated with your contracts, as discussed in “Critical Accounting Policies,” and the impacts on your results.

Our Response: In future filings, if aggregate net adjustments become material to segment profit or consolidated operating income, we will separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis.

* * * * * * * *

Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filings and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (973) 455-3354, or Tom Larkins, Vice President, Corporate Secretary and Deputy General Counsel, at (973) 455-5208.

Sincerely,

/s/ Kathleen A. Winters

Kathleen A. Winters

Vice President and Controller